[Foley & Lardner letterhead] September 15, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 092233-0112
Via EDGAR and Federal Express

Mr. William H. Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Integrys Energy Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response dated August 22, 2014
File No. 1-11337

Dear Mr. Thompson:
On behalf of our client, Integrys Energy Group, Inc., a Wisconsin corporation (“Integrys”), set forth below is the response of Integrys to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 4, 2014, with respect to the above-referenced filing. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of Integrys (in regular type).
Item 8. Financial Statements and Supplementary Data, page 47

1.
We reviewed your response to comment one in our letter dated August 12, 2014. Please note that Rule 5-03 of Regulation S-X explicitly requires the separate disclosure of tangible products from revenues derived from providing a service or other revenues. As such, please tell us why you consider the sale of electricity to be a tangible product as opposed to revenue from a service or other revenue. We may have further questions after reviewing your response.

Response:
Integrys has not included revenue from the sale of electricity through its non-regulated retail marketing subsidiary as service revenue in the calculation under Rule 5-03(b) of Regulation S-X. Integrys notes that a specific definition of service revenue or tangible products is not provided in the accounting literature or SEC guidance. It believes Rule 5-03(b) does not provide specific guidance regarding the definitions of service revenue versus product revenue that can be applied to the revenue streams of Integrys’ business without interpretation. Integrys believes a product is something that is made for a customer, as opposed to a service, which is something that is done for a customer.

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William H. Thompson
September 15, 2014

Integrys notes that electricity is one of the most common energy-related commodity products. Other energy-related commodity products include crude oil, gasoline, kerosene, natural gas, and coal. Integrys considered that the volume of electricity sold to customer is measured through meters and other sensing equipment, similar to natural gas. In addition, just like natural gas, electricity cannot be seen, but it is a moveable, physical good. The one unique characteristic of electricity as a commodity is that it cannot be easily stored; end-use customers consume the product immediately after the product is measured at the customer meter. Integrys believes the inability to easily store the product does not change the fact that electricity is a product.

Integrys also considered that sales of intangible assets, such as the licensing of computer software, are considered product sales by the software industry for purposes of Rule 5-03 of Regulation S-X.

Based on the above considerations, Integrys believes that when its non-regulated Integrys Energy Services retail energy business sells electricity to its customers, it sells a tangible product. This presentation is consistent with the manner in which electricity sales are reported by others in the industry.

The following excerpt from § 77.51 (20) of the Wisconsin Statutes supports Integrys’ classification of the sale of electricity:

“Tangible personal property” means personal property that can be seen, weighed, measured, felt, or touched, or that is in any other manner perceptible to the senses, and includes electricity, gas, steam, water, and prewritten computer software, regardless of how it is delivered to the purchaser.

Integrys also notes the Illinois Supreme Court’s decision in the 2009 case of Exelon Corporation v. Department of Revenue, 234 Ill. 2d 266, 917 (2009), which supports the classification of electricity as a product. Illinois is the market in which Integrys Energy Services’ sales volumes are highest.

We now join the several courts that have expressly held in varying contexts that electricity constitutes “tangible personal property”. See, e.g., Searles Valley Minerals Operations, Inc. v. State Board of Equalization, 160 Cal. App. 4th 514, 521, 72 Cal. Rptr. 3d 857, 862 (2008) ; Narragansett Electric Co. v. Carbone, 898 A.2d 87, 97-98 (R.I. 2006) ; Davis v. Gulf Power Corp., 799 So. 2d 298, 300 (Fla. Dist. Ct. App. 2001); Curry v. Alabama Power Co., 243 Ala. 53, 59-60, 8 So. 2d 521, 526 (1942).
* * *
If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297‑5668 or Peter D. Fetzer at (414) 297-5596.

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William H. Thompson
September 15, 2014

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:
Tony Watson
Jason Niethamer
United States Securities and Exchange Commission
James F. Schott
Jodi J. Caro
Linda M. Kallas
Integrys Energy Group, Inc. and Wisconsin Public Service Corporation
Peter D. Fetzer
Foley & Lardner LLP